SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 23, 2011

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
 Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the
 registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Partner Communications Reports 2010 Annual and Q4 Results

PARTNER COMMUNICATIONS REPORTS
2010 ANNUAL AND Q4 RESULTS

ANNUAL NET PROFIT OF NIS 1,243 MILLION, AN INCREASE OF 8.9%
ANNUAL EBITDA OF NIS 2,570 MILLION, AN INCREASE OF 11.5%
QUARTERLY EBITDA OF NIS 664 MILLION, AN INCREASE OF 9.2%
118,000 NET SUBSCRIBER ADDITIONS IN 2010

Q4 2010 Highlights (compared with Q4 2009)
•	Total Revenues: NIS 1.8 billion (US$ 496 million), an increase of 11.6%
•	Service Revenues1: NIS 1.4 billion (US$ 403 million), an increase of 3.8%
•	Operating Profit: NIS 459 million (US$ 129 million), an increase of 6.3%
•	Net Profit: NIS 304 million (US$ 86 million), an increase of 3.4%
•	EBITDA2: NIS 664 million (US$ 187 million), an increase of 9.2%
•	EBITDA Margin: 37.7% of total revenues, down from 38.5%
•	Free Cash Flow3: NIS 343 million (US$ 97 million), an increase of 31.4%
•	Subscriber Base: 27,000 net additions

2010 Annual Highlights (compared with 2009)
•	Total Revenues: NIS 6.7 billion (US$ 1.9 billion), an increase of 9.8%
•	Service Revenues1: NIS 5.7 billion (US$ 1.6 billion), an increase of 4.0%
•	Operating Profit: NIS 1.9 billion (US$ 524 million), an increase of 9.3%
•	Net Profit: NIS 1.2 billion (US$ 350 million), an increase of 8.9%
•	EBITDA2: NIS 2.57 billion (US$ 724 million), an increase of 11.5%
•	EBITDA Margin: 38.5% of total revenues, up from 37.9%
•	Subscriber Base: 118,000 net additions in 2010, subscriber base of 3.16 million, including 1.55 million 3G subscribers

1 In order to reflect a change in the approach of Management, the allocation of revenues and cost of revenues between services and equipment within the cellular segment was changed, effective Q4 2010. Total profit for the cellular and fixed line segments separately remains unchanged.  The figures for 2009 in the financial statements have not been reclassified. However the analysis presented assumes a retroactive application of the reallocation from 2009.

2 See “Use of Non-GAAP Financial Measures” below

3 Cash flows generated from operating activities, net of cash flows from investing activities.

Key Financial Results4:

	US GAAP			IFRS
NIS MILLION	2006	2007	2008	2008	2009	2010
Revenues	5,607	6,114	6,302	6,302	6,079	6,674
Cost of revenues	3,900	4,092	4,052	3,868	3,770	4,093
Gross profit	1,706	2,022	2,250	2,434	2,309	2,581
SG&A	493	623	645	672	677	785
Other income	-	-	-	64	69	64
Operating profit	1,214	1,399	1,605	1,826	1,701	1,860
Financial costs, net	162	121	158	184	176	181
Income tax expenses	371	338	396	444	384	436
Cumulative effect of a change in accounting principles	1	-	-	-	-	-
Profit for the period	682	940	1,051	1,198	1,141	1,243
Earnings per share (basic, NIS)	4.44	6.01	6.77	7.71	7.42	8.03
Cash flow from operating activities net of investing activities	775	916	1,308	1,401	1,021	1,472
		IFRS
NIS MILLION		Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Revenues		1,578	1,587	1,676	1,650	1,761
Cost of revenues		997	961	1,017	995	1,120
Gross profit		581	626	659	655	641
SG&A		163	190	200	189	206
Other income		14	15	15	10	24
Operating profit		432	451	474	476	459
Financial costs, net		41	1	73	62	45
Income tax expenses		97	113	108	105	110
Profit for the period		294	337	293	309	304
Earnings per share (basic, NIS)		1.90	2.18	1.89	1.99	1.96
Cash flow from operating activities net of investing activities		261	292	350	487	343

Key Operating Indicators5:

	US GAAP			IFRS
	2006	2007	2008	2008	2009	2010
EBITDA6 (NIS millions)	1,846	2,009	2,257	2,298	2,304	2,570
EBITDA as a percentage of total revenues	32.9%	32.9%	35.7%	36.5%	37.9%	38.5%
Subscribers (thousands)	2,668	2,860	2,898	2,898	3,042	3,160
Estimated Market Share (%)	32%	32%	32%	32%	32%	32%
Annual Churn Rate (%)	15.6%	15.0%	17.8%	17.8%	17.7%	21.4%
Average Monthly Usage per Subscriber (minutes)	311	336	365	365	364	366
Average Monthly Revenue per Subscriber (NIS)	158	158	161	161	151	148

4  On January 1, 2009, the Company adopted the International Financial Reporting Standards ("IFRS"), replacing the previous reporting standard of US GAAP.  Comparative data for 2008 have been restated to retrospectively reflect the application of IFRS as from January 1, 2008.  See further explanations in the Q1 2009 press release of May 21, 2009.  US GAAP data should not be compared with IFRS data.

 Apart from EBITDA, the key operating indicators relate to the Company's cellular services alone.

 See “Use of Non-GAAP Financial Measures” below.

Rosh Ha’ayin, Israel, February 23, 2011 – Partner Communications Company Ltd. (“Partner” or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli mobile communications operator, announced today its results for the year and quarter ended December 31, 2010.

Commenting on the 2010 annual results, Mr. Yacov Gelbard, Partner's CEO, said:

“The results for the year 2010 demonstrate, once again, the financial and operational strength of Partner. The achievement of considerable growth in profitability and continued growth in the subscriber base and revenues demonstrates the strength of our brand and the quality of our leadership, in a highly competitive environment and challenging regulatory backdrop.

Our commitment to all stakeholders of the Company including our customers, employees and shareholders, demands that we continue to strengthen our assets, through building a platform for long term growth:

In October 2010, we signed an agreement with Ericsson for the upgrade of our networks, and for the deployment of a fourth generation (LTE) network in Israel which will guarantee our technological progress also in future years and will enable our customers to benefit from the most recent technological advances and operational excellence. The new network will meet the growing needs of consumers of communications in Israel for data services at high speeds, whilst raising performance levels of both the cellular and fixed line networks. We anticipate that the upgrade of the existing networks and the deployment of the fourth generation network will help us create differentiation from our competitors and provide considerable added value to the experience of our customers.

Partner's focused approach to service quality and emphasis on customer needs, both key requirements for customer satisfaction, retention and recruitment, enabled the Company to add the impressive number of 118,000 subscribers net to our subscriber base in 2010.

Over the last few months, the Company took several steps to strengthen the Company's commitment to its customers and the focus on their needs, across all our operational areas. Since the start of this year the Company has offered a variety of attractive rateplans without any exit fees or any commitments, and we continue to market to our customers a proposition that is based first and foremost on fairness and loyalty.

In the current quarter an amendment to the Telecommunications Law significantly limited the exit fines charged to subscribers who do not comply with the commitment period. Partner has argued for many years for the cancellation of these fines, and for the removal of other barriers to real competition in the telecommunications market. So for Partner this is a welcome development.

Regarding the expected acquisition of 012 Smile which should be completed within approximately a couple of weeks, as we have stated, this acquisition is an important step in Partner’s strategic transformation into a comprehensive communications group. The acquisition will increase competition for the benefit of the consumer and for the wider public benefit, by enabling Partner to continue to focus on its core cellular business, while 012 Smile will continue to focus on its current core businesses of international and local fixed line telecommunication services and broadband services.

The year ahead poses a particular challenge to revenues and profit margins, due to the steep reduction in the interconnect tariffs as of January 2011.  As a response, we have taken a series of efficiency measures and have imposed an even tighter control on costs. These measures, together with continued growth in revenues and in the subscriber base, will work to moderate the impact of the interconnect tariffs reduction, whilst allowing us to continue to build our business for the future.”

Mr. Yacov Gelbard concluded: “Partner recognizes that its human capital is amongst the best in the Israeli marketplace. The Company regards its employees as an integral ingredient of its success. The future offers us many opportunities that will enable us to maximize our particular assets and strengths in order to continue to build our business and provide value for all our stakeholders.”

Outlook and Guidance

Commenting on the Company’s results, Mr. Emanuel Avner, Partner's Chief Financial Officer said: "In 2010 Partner proved its resilience by returning to a trend of growth following the impact of the tough business environment in 2009. Once again, the Company achieved excellent results with solid growth in its key operational and financial parameters including impressive free cash flow of NIS 1.47 billion, despite the severely competitive environment and regulatory challenges that we faced.

In the year ahead, the reduction in the interconnect tariffs will have a significant impact on the outlook of the Company, as explained in the press release dated September 2, 2010. We are fully confident, however, that we will be able to moderate the impact through means of operational efficiency savings, product restructuring and continued growth in the fixed line segment and in data and content services resulting from the continued increase in the penetration of smartphones, tablets and laptops.

Two further regulatory changes will impact on our business in the coming year. First, the restrictions on subscriber exit fines, that were mandated in an amendment to the Telecommunications Law effective February 1, 2011, are expected to increase the churn rate of post-paid subscribers.  Second, 16 consumer amendments to the conditions of our license are expected to come into effect on March 13, 2011, which will have a one-off adverse impact on our operating cash flow in the first half of 2011.”

 Financial Review

Partner achieved total annual net revenues of NIS 6,674 million (US$ 1,881 million) in 2010, an increase of 9.8% from NIS 6,079 million in 2009. For Q4 2010 net revenues were NIS 1,761 million (US$ 496 million), an increase of 11.6% from NIS 1,578 million in Q4 2009.

Annual service revenues totaled NIS 5,662 million (US$ 1,595 million) in 2010, increasing by 4.0% from NIS 5,446 million in 20097. The increase mainly reflected growth in cellular segment service revenues from the continued expansion of the cellular subscriber base which grew by approximately 4.3% on an average basis in 2010, as well as continued growth in revenues from the use of data and content services and renewed growth in roaming activity after the decline in 2009. These increases more than offset the impact of the ongoing tariff erosion due to the fiercely competitive cellular market.

Fixed line segment service revenues (including inter-segment revenues) increased by 86.4% to NIS 164 million for 2010 from NIS 88 million for 2009, attributable mainly to an increase in revenues from growth in the ISP and fixed line telephony services subscriber base.

Service revenues for Q4 2010 increased by 3.8% from NIS 1,379 million in Q4 2009 to NIS 1,432 million (US$ 403 million). This increase was related to the same factors as for the annual increase, as described above. However, in addition, the increase reflected the impact of the shifting of part of the Jewish holiday season from the fourth quarter in 2009 to the third quarter in 2010.

Data and content revenues excluding SMS8 increased by 16.0% in 2010 to NIS 622 million (US$ 175 million), compared with NIS 536 million in 2009, and represented 11.0% of service revenues in 2010 compared with 9.9% of service revenues in 2009.  For Q4 2010, data and content revenues excluding SMS reached NIS 162 million (US$ 46 million), accounting for 11.4% of service revenues, compared with NIS 145 million or 10.5% of service revenues in Q4 2009.

7  In order to reflect a change in the approach of Management, the allocation of revenues between services and equipment within the cellular segment was changed, effective Q4 2010. Had the reallocation also applied from 2009, service revenues for 2009 would have been higher by NIS 22 million. The analysis presented assumes a retroactive application of the reallocation from 2009.

8  Both data and content revenues and SMS message services revenues include revenues allocated from service packages that offer voice, content and SMS services in a bundle for a fixed fee.

Revenues from SMS services in 2010 totaled NIS 498 million (US$ 140 million), accounting for 8.8% of service revenues, up by 32.1% from NIS 377 million, or 7.0% of service revenues, in 2009. For Q4 2010, revenues from SMS services were NIS 134 million (US$ 38 million), accounting for 9.4% of service revenues, an increase of 24.1% compared with NIS 108 million or 7.8% of service revenues in Q4 2009.

The growth in content and data services (including SMS) partially reflected the continued growth in sales of bundled voice, SMS and data packages for which revenues are allocated according to the quantities offered in the packages.

In view of the increasing use of packages with large quantities of minutes and/or data, starting in the first quarter of 2011 the Company has decided to change the methodology for the allocation of revenues from bundled packages between airtime revenues and content revenues. Instead of allocating on the basis of the quantities offered in the bundled packages, revenues will be allocated based on the usage of the different services in the bundled packages. The Company’s Management believes that this will lead to an allocation of revenues that better reflects the contribution of content services from the perspective of the subscriber. The allocation of content revenues in the bundled packages will be smaller under the new methodology than under the current methodology.

The annual gross profit from services was NIS 2,355 million (US$ 664 million) in 2010, an increase of 3.0% from NIS 2,286 million in 2009.

For the cellular segment, the gross profit from services (including inter-segment activity) was NIS 2,344 million (US$ 660 million) in 2010, compared with NIS 2,324 million in 2009, an increase of 0.8% 9. The increase reflected the higher service revenues, partially offset by an increase in the cost of service revenues of 5.0%. Cost of service revenues increased primarily due to depreciation and amortization expenses which increased by approximately NIS 93 million, mainly as a result of additional amortization expenses for capitalized subscriber acquisition and retention costs in the amount of approximately NIS 70 million, due to the commencement of capitalization from the beginning of 2009, as well as a one-off impairment recorded in Q4 2010 in the amount of NIS 16 million of expenses of capitalized subscriber acquisition and retention costs. The impairment was recorded following an amendment to the Telecommunications Law which imposes restrictions on subscriber exit fines.

 9 In order to reflect a change in the approach of Management, the allocation of revenues and cost of revenues between services and equipment within the cellular segment was changed, effective Q4 2010. Had the reallocation also applied from 2009, gross profit from services for 2009 would have been higher by NIS 68 million. The analysis presented assumes a retroactive application of the reallocation from 2009

In addition, the Company recorded accelerated depreciation expenses in the amount of NIS 16 million related to network equipment to be replaced following the agreement signed with LM Ericsson Israel Ltd. in October 2010, for the upgrade, replacement and the expansion of the cellular and fixed line networks. The Company estimates that the agreement will lead to further accelerated depreciation expenses of network equipment for 2011 in the amount of approximately NIS 70 million.

Interconnect expenses also increased markedly in 2010, reflecting the higher cellular subscriber base, and the increased usage per cellular user.

These increases in the cost of revenues were partially offset by the impact of two legal developments:

First, following a Supreme Court decision in December 2010 to fully accept the Company's petition against the Ministry of Communications regarding the amount of frequency fees that the Company should have paid for frequencies allocated to the Company, frequency fee expenses were reduced by approximately NIS 50 million in Q4 2010.  Second, in 2009, the Company made a provision in the amount of approximately NIS 30 million with respect to a demand by the Ministry of Communications for frequency fee payments with respect to the Company’s past use of a frequency band. The demand was finally settled in March 2010 for the same amount as the provision.

In addition, the Company benefitted from a scheduled reduction in its royalty payments set by the Telecommunications Regulations from 1.5% in 2009 to 1% in 2010.  Royalty payments in 2011 will be 1.75% and 2.5% of net revenues in 2012, following an amendment to the said regulations.

For the fixed line segment, the gross profit from services (including intersegment activity) was NIS 11 million (US$ 3 million) in 2010, compared with a gross loss of NIS 38 million in 2009. The increase in profit was attributable to increases in profits from both existing services including transmission services and Primary Rate Interface (“PRI”) lines for business sector customers, as well as an increase in profits from the ISP and fixed line telephony services that were launched at the beginning of 2009, as a result of the continuing growth in the subscriber base of these services.

The consolidated gross profit from service revenues in Q4 2010 was NIS 569 million (US$ 160 million), compared with NIS 558 million in Q4 2009, a 2.0% increase. As with the annual increase, for Q4 2010, the increase reflected the higher service revenues, partially offset by a 5.1% increase in cost of service revenues compared with Q4 2009. This was mainly explained by higher interconnect expenses, a one-off increase in base station site rental expenses related to fees paid to the Israel Land Administration and increased depreciation and amortization expenses. Depreciation and amortization expenses increased as a result of a one-off impairment in the amount of NIS 16 million of expenses of capitalized subscriber acquisition and retention costs. The impairment was recorded following an amendment to the Telecommunications Law which imposes restrictions on subscriber exit fines. In addition, the increase in depreciation and amortization expenses reflected accelerated depreciation expenses related to network equipment in the amount of NIS 16 million, as explained above. The increases in cost of revenues were partially offset by the reduction in frequency fee expenses in the amount of approximately NIS 50 million, as described above.

Equipment revenues in 2010 were NIS 1,012 million (US$ 285 million), increasing by 59.9% from NIS 633 million in 200910. The increase in revenues reflected an increase in the average revenue per device sold, in part attributable to an increase in the proportion of smartphones and 3G devices sold.  In addition, the increase in average revenue per device reflected the increased practice of selling handsets through installment plans under which the subscriber obtains rebates (dependent upon the level of the subscriber’s monthly usage). This practice increases average revenue per device since the full price of the handset is recorded at the time of sale, whilst the subsequent rebates are recorded over a period of up to 36 months.

As a result of the increase in average revenues per device, there was a significant reduction in the number of devices capitalized which in turn led to a reduction in the level of equipment revenues that was capitalized from NIS 241 million in 2009 to NIS 83 million in 2010.

10 In order to reflect a change in the approach of Management, the allocation of revenues between services and equipment within the cellular segment was changed, effective Q4 2010. Had the reallocation also applied from 2009, equipment revenues for 2009 would have been lower by NIS 22 million. The analysis presented assumes a retroactive application of the reallocation from 2009

For Q4 2010, equipment revenues increased by 65.3% from NIS 199 million in Q4 2009 to NIS 329 million in Q4 2010.  As with the annual increase, the quarterly increase in revenues reflected an increase in the average revenue per device sold, in part attributable to an increase in the proportion of smartphones and 3G devices sold including iPhone 4, and was despite the decrease in the total number of devices sold.

The gross profit from non-capitalized equipment sales was NIS 226 million (US$ 64 million) in 2010, compared with NIS 23 million in 200911. The increase was attributable to a reduction in average equipment subsidies. The total amount of equipment subsidies that were capitalized in 2010 was NIS 51 million, a decrease from NIS 169 million of equipment subsidies capitalized in 2009.

For Q4 2010, the gross profit from non-capitalized equipment sales was NIS 72 million (US$ 20 million), compared with NIS 23 million in Q4 2009. Again, this was explained by a reduction in average device subsidies, reflecting the increase in the average revenue per device sold. The total amount of handset subsidies that were capitalized in Q4 2010 was NIS 7 million, compared with NIS 36 million in Q4 2009.

Annual Gross profit in 2010 totaled NIS 2,581 million (US$ 727 million), the equivalent of an 11.8% increase from NIS 2,309 million in 2009.

Gross profit for the cellular segment increased by 9.0% from NIS 2,366 million in 2009 to NIS 2,580 million (US$ 727 million) in 2010.

Gross profit for the fixed line segment increased from a gross loss of NIS 57 million in 2009 to a gross profit of NIS 1 million (US$ 0.3 million) in 2010.

For Q4 2010, gross profit increased by 10.3% from NIS 581 million in Q4 2009 to NIS 641 million. The gross profit of the cellular segment in Q4 2010 was NIS 636 million (US$ 179 million), compared with NIS 593 million in Q4 2009, an increase of 7.3%. The gross profit for the fixed line segment was NIS 5 million (US$ 1 million), compared with a gross loss of NIS 12 million in Q4 2009, reflecting in the main, the increase in gross profit from service revenues.

11 In order to reflect a change in the approach of Management, the allocation of revenues and cost of revenues between services and equipment within the cellular segment was changed, effective Q4 2010. Had the reallocation also applied from 2009, gross profit from non-capitalized equipment sales for 2009 would have been lower by NIS 68 million. The analysis presented assumes a retroactive application of the reallocation from 2009

Selling, marketing, general and administrative expenses amounted to NIS 785 million (US$ 221 million) in 2010, an increase of 16.0% from NIS 677 million in 2009. For Q4 2010, selling, marketing, general and administrative expenses totaled NIS 206 million (US$ 58 million), increasing by 26.4% from NIS 163 million in Q4 2009.

Both the annual and quarterly increases were mainly attributed to higher salary expenses and selling costs, together with increased marketing and advertising expenses, partially offset by a reduction in bad debts and doubtful accounts expenses.  The total amount of selling expenses capitalized in 2010 was NIS 21 million, compared with NIS 29 million in 2009.

Although, on a consolidated basis, selling, marketing, general and administrative expenses increased, they decreased for the fixed line segment by 51.0%, from NIS 51 million in 2009 to NIS 25 million (US$ 7 million) in 2010. For Q4 2010, these expenses decreased by 78.6% from NIS 14 million in Q4 2009 to NIS 3 million (US$ 1 million) in Q4 2010. The decreases largely reflected lower marketing and advertising expenses related to the ISP and fixed line telephony services that were launched at the beginning of 2009.

Other income, net, totaled NIS 64 million (US$ 18 million) in 2010, decreasing by 7.2% from NIS 69 million in 2009. The decrease primarily reflected a one time provision in the amount of approximately NIS 6 million made in Q3 2010 with respect to a number of lawsuits.

Overall, the Company recorded an operating profit of NIS 1,860 million (US$ 524 million) in 2010, an increase of NIS 159 million or 9.3% from NIS 1,701 million in 2009.  The fixed line segment contributed 53% of the annual increase in operating profit by reducing its operating loss from NIS 108 million in 2009 to NIS 24 million (US$ 7 million) in 2010, and the cellular segment contributed 47%.

Operating profit in Q4 2010 was NIS 459 million (US$ 129 million), increasing by 6.3% compared to NIS 432 million in Q4 2009. Operating profit for the fixed line segment increased from an operating loss of NIS 26 million in Q4 2009 to an operating profit of NIS 2 million (US$ 0.6 million) in Q4 2010. For the cellular segment, the operating profit decreased marginally, from NIS 458 million in Q4 2009 to NIS 457 million in Q4 2010.

EBITDA for 2010 increased by NIS 266 million or 11.5%, reaching NIS 2,570 million (US$ 724 million), or 38.5% of total revenues, compared with NIS 2,304 million, or 37.9% of total revenues, in 2009.

EBITDA for the cellular segment was NIS 2,558 million (US$ 721 million) in 2010, increasing by 7.2% from NIS 2,387 million in 2009.  EBITDA for the fixed line segment was NIS 12 million (US$ 3.4 million) in 2010, compared with a loss of NIS 83 million in 2009, providing a contribution to EBITDA growth of NIS 95 million (36% of the total consolidated growth). The increase in EBITDA was attributed primarily to the narrowing of the loss from the ISP and fixed line telephony services which were launched at the beginning of 2009.

Consolidated EBITDA for Q4 2010 increased by 9.2% and reached NIS 664 million (US$ 187 million) from NIS 608 million in Q4 2009. For the fixed line segment, EBITDA reached NIS 13 million (US$ 4 million), compared with an LBITDA of NIS 20 million in Q4 2009.

Finance costs, net for 2010 were NIS 181 million (US$ 51 million), an increase of 2.8% from NIS 176 million in 2009. For Q4 2010, net financial costs increased from NIS 41 million in Q4 2009 to NIS 45 million (US$ 13 million), an increase of 9.8%. Both the annual and quarterly increases were primarily attributed to an increase in interest expenses resulting from the higher debt level which was partially offset by an increase in currency gains from movements of both the US dollar and the euro against the Israeli shekel.

Net Profit totaled NIS 1,243 million (US$ 350 million) in 2010, an increase of 8.9% from NIS 1,141 million in 2009.  For Q4 2010, net profit increased by 3.4% reaching NIS 304 million (US$ 86 million) from NIS 294 million in Q4 2009.

Based on the average number of shares outstanding during 2010, basic earnings per share or ADS, was NIS 8.03 (US$ 2.26) in 2010, an increase of 8.2% from NIS 7.42 in 2009.

The effective tax rate for 2010 was 26.0% compared with 25.2% for 2009.  As part of the Economic Efficiency Law that was enacted in July 2009, the Israeli corporate tax rate is scheduled to be reduced by one percent each year from a rate of 26% in 2009 to 20% in 2015, and then to 18% from 2016. As a result, the Israeli corporate tax rate was reduced from 26% in 2009 to 25% in 2010. In addition, the change in the future corporate tax rate led to an increase in the deferred tax assets in 2009 in the amount of approximately NIS 18 million, with a corresponding decrease in deferred expenses in 2009, which provided the main explanation for the increase in the effective tax rate in 2010 compared to 2009.

As explained above, the Israeli corporate tax rate will be reduced further to 24% in 2011.

Funding and Investing Review

Free Cash Flow (cash flow generated from operating activities, net of cash flow from investing activities), was NIS 1,472 million (US$ 415 million) in 2010, an increase of 44.2% from NIS 1,021 million in 2009. The increase was principally explained by the reduction of 33.6% in the cash flow used for investing activities from NIS 732 million in 2009 to NIS 486 million (US$ 137 million) in 2010. This reflected the temporary reduction in investment in fixed assets, including intangible assets, from NIS 558 million in 2009 to NIS 394 million in 2010, partially due to the anticipated upgrade of the Company's networks. For 2011, the level of investment in fixed assets is expected to return to a range similar to that of the years 2008-2009.

In addition, the decrease reflected the reduction in the amount of equipment expenses, net, that were capitalized, from NIS 198 million in 2009 to NIS 72 million (US$ 20 million) in 2010.

Furthermore, cash generated from operations increased by 11.7% or NIS 205 million in 2010 compared to 2009, largely as a result of the higher profit before depreciation and amortization.

For Q4 2010, free cash flow increased by 31.4% from NIS 261 million in Q4 2009 to NIS 343 million (US$ 97 million), reflecting the 28.7% increase in operating cash flow, partially offset by an increase of 24.6% in cash flow used for investing activities, mainly reflecting the factors explained above.

Dividend

Pursuant to the dividend policy adopted by the Company’s Board of Directors for 2010, the Board of Directors approved the distribution of a cash dividend for Q4 2010 in the amount of NIS 1.92 (approximately US$ 0.54) per share, a total of approximately NIS 300 million (US$ 85 million), payable on March 28, 2011, to shareholders and ADS holders of record on March 16, 2011. The total dividend amount distributed for 2010 was approximately NIS 1,220 million (US$ 344 million), which is equivalent to NIS 7.85 per share, representing approximately 98% of the annual net income.

In addition, a further NIS 1,400 million (US$ 394 million) was distributed to shareholders in March 2010 following the reduction of the shareholders equity as approved by the Courts. Total shareholders’ return for 2010 amounted to approximately NIS 2,620 million.

The Board of Directors has reaffirmed the existing dividend policy for the year 2011, targeting a minimum of 80% payout ratio of the Company's annual net income.

Operational Review

Approximately 118,000 net active cellular subscribers joined the Company in 2010, including 27,000 subscribers who joined in Q4 2010, compared with approximately 144,000 net additions in 2009. Postpaid cellular subscribers accounted for approximately half of the annual net new active subscribers. At the end of December 2010, the Company's active cellular subscriber base (including mobile data subscribers) was approximately 3,160,000, including approximately 2,290,000 postpaid subscribers or 72.5% of the base, and approximately 870,000 prepaid subscribers, or 27.5% of the subscriber base.

The Company’s 3G subscriber base, including mobile broadband subscribers, reached approximately 1,549,000, 49% of the subscriber base, by year-end 2010.

The annual churn rate for cellular subscribers in 2010 was 21.4%, up from 17.7% in 2009, with the majority of the increase attributable to the higher churn of pre-paid subscribers and post-paid subscribers with collection problems.

The 2010 year-end cellular market share is estimated to be unchanged at 32%.

The 2010 monthly average minutes of use per subscriber (MOU) for cellular subscribers was 366 minutes, up slightly compared with the MOU of 364 minutes in 2009. This increase largely reflected an increase in incoming minutes per cellular user, and occurred despite the continued growth in the proportion of mobile broadband subscribers in the subscriber base which puts downward pressure on the MOU since mobile broadband subscribers do not generally generate airtime use.

For Q4 2010 alone, MOU was 375 minutes compared with 366 minutes in Q4 2009, mainly reflecting the shifting of part of the Jewish holiday season from the fourth quarter in 2009 to the third quarter in 2010.

The monthly average revenue (ARPU) for cellular subscribers for the year 2010 was NIS 148 (US$ 41.7), a decrease of approximately 2% from NIS 151 in 2009. For Q4 2010, ARPU was NIS 147 (US$ 41.4), a decrease of approximately 1.3% from NIS 149 in Q4 2009.  Both the annual and quarterly decreases reflected the downward pressure on tariffs of the increasingly competitive market conditions in the cellular market, as well as the impact of mobile broadband subscribers who have lower ARPU on average than cellular subscribers with regular handsets.

The smaller quarterly decrease to some extent reflected the shifting of part of the Jewish holiday season from the fourth quarter in 2009 to the third quarter in 2010.

The fixed line telephony and ISP subscriber base reached approximately 115,000 by year-end 2010, compared with approximately 63,000 by year-end 2009. Consistent with trends in 2009, the Company's fixed line telephony and ISP subscribers continue to be characterized by relatively high ARPU levels when compared with the industry average.

Conference Call Details

Partner will hold a conference call to discuss the Company’s fourth quarter and annual results on Wednesday, February 23, 2011, at 17:00 Israel time (10 AM EST). Please call the following numbers (at least 10 minutes prior to the scheduled time) in order to participate:

North America toll-free: +1.888. 668.9141, International: +972.3.918.0609

This conference call will also be broadcasted live over the Internet and can be accessed by all interested parties through our investor relations web site at:

http://www.orange.co.il/investor_site/.

To listen to the broadcast, please go to the web site at least 15 minutes prior to the scheduled time to register, download and install any necessary audio software.

If you are unavailable to join live, the replay numbers are:

North America toll-free: +1.888. 295.2634, International: +972.3. 925.5925

Both the replay of the call and the webcast will be available until March 2, 2011.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see "Item 3D. Key Information - Risk Factors", "Item 4. - Information on the Company", "Item 5. - Operating and Financial Review and Prospects", "Item 8A. - Consolidated Financial Statements and Other Financial Information - Legal and Administrative Proceedings" and "Item 11. - Quantitative and Qualitative Disclosures about Market Risk" in the Company's 2009 Annual Report (20-F) filed with the SEC. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The financial results presented in this press release are preliminary un-audited financial results.

The results were prepared in accordance with IFRS, other than EBITDA which is a non-GAAP financial measure.

The financial information is presented in NIS millions and the figures presented are rounded accordingly.

The convenience translations of the Nominal New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at December 31, 2010: US $1.00 equals NIS 3.549. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measures:

Earnings before financial interest, taxes, depreciation, amortization and exceptional items ('EBITDA') and Loss before financial interest, taxes, depreciation, amortization and exceptional items ('LBITDA') are presented because they are measures commonly used in the telecommunications industry and are presented solely to enhance the understanding of our operating results. These measures, however, should not be considered as an alternative to operating income or income for the year as indicators of our operating performance. Similarly, these measures should not be considered as alternatives to cash flow from operating activities as a measure of liquidity. EBITDA and LBITDA are not measures of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies.
EBITDA and LBITDA may not be indicative of our historic operating results nor are they meant to be predictive of potential future results.

Reconciliation between our net cash flow from operating activities and EBITDA on a consolidated basis is presented in the attached summary financial results.

About Partner Communications

Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3 million subscribers in Israel. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is an approximately 45%-owned subsidiary of Scailex Corporation Ltd. ("Scailex"). Scailex's shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on "Pink Quote" under the symbol SCIXF.PK. Scailex currently operates in two major domains of activity in addition to its holding in Partner: (1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the major cellular operators in Israel (2) management of its financial assets.

For more information about Scailex, see http://www.scailex.com.

For more information about Partner, see http://www.orange.co.il/investor_site.

Contacts:

Mr. Emanuel Avner Chief Financial Officer Tel: +972-54-7814951 Fax: +972-54-7815961 E-mail: emanuel.avner@orange.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. dollars
	December 31,
	2009	2010	2010
	In millions
CURRENT ASSETS
Cash and cash equivalents	329	321	90
Trade receivables	1,275	1,331	375
Other receivables and prepaid expenses	31	71	20
Inventories	158	101	28
Derivative financial instruments	14	6	2
	1,807	1,830	515

NON CURRENT ASSETS
Trade Receivables	474	632	178
Advance payment in respect of the acquisition of 012 smile		30	8
Property and equipment	2,064	2,058	580
Licenses and other intangible assets	1,260	1,077	304
Deferred income tax asset	14
Derivative financial instruments	4
	3,816	3,797	1,070

TOTAL ASSETS	5,623	5,627	1,585

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. dollars
	December 31,
	2009	2010	2010
	In millions
CURRENT LIABILITIES
Current maturities of notes payable and other liabilities and current borrowings	752	628	177
Trade payables	777	771	217
Parent group - trade	34	72	20
Other payables	238	264	74
Deferred revenue	56	51	15
Provisions	34	26	7
Derivative financial instruments	4	3	1
Income tax liability	20	11	3
	1,915	1,826	514

NON CURRENT LIABILITIES
Notes payable	1,379	1,836	517
Bank borrowings	300	1,252	353
Liability for employee rights upon retirement, net	38	54	15
Dismantling and restoring sites obligation	23	23	6
Other non current liabilities	6	8	2
Deferred income tax liability		2	1
	1,746	3,175	894

TOTAL LIABILITIES	3,661	5,001	1,408

EQUITY
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2009, and 2010 - 235,000,000 shares; issued and outstanding -
December 31, 2009 – *154,440,136 shares
December 31, 2010 – *155,249,176 shares	2	2	1
Capital surplus	2,483	1,099	311
Accumulated deficit	(172)	(124)	(36)
Treasury shares, at cost - December 31, 2009 and 2010 - 4,467,990 shares	(351)	(351)	(99)
TOTAL EQUITY	1,962	626	177
TOTAL LIABILITIES AND EQUITY	5,623	5,627	1,585

* Net of treasury shares

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF INCOME

				Convenience
				translation
	New Israeli Shekels			Into U.S. Dollars
	Year ended December 31
	2008	2009	2010	2010
	In millions (except earnings per share)
Revenues	6,302	6,079	6,674	1,880
Cost of revenues	3,868	3,770	4,093	1,153
Gross profit	2,434	2,309	2,581	727

Selling and marketing expenses	388	387	479	135
General and administrative expenses	284	290	306	86
Other income - net	64	69	64	18
Operating profit	1,826	1,701	1,860	524
Finance income	30	28	28	8
Finance expenses	214	204	209	59
Finance costs, net	184	176	181	51
Profit before income tax	1,642	1,525	1,679	473
Income tax expenses	444	384	436	123
Profit for the year	1,198	1,141	1,243	350

Earnings per share
Basic	7.71	7.42	8.03	2.26
Diluted	7.65	7.37	7.95	2.24

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	New Israeli Shekels			Convenience translation into U.S. dollars
	Year ended December 31
	2008	2009	2010	2010
	In millions
Profit for the year	1,198	1,141	1,243	350
Other comprehensive income (losses)
Actuarial gains (losses) on defined benefit plan	(18)	16	(8)	(2)
Income taxes relating to actuarial gains (losses) on defined benefit plan	5	(4)	2	*
Other comprehensive income (losses) for the year, net of income taxes	(13)	12	(6)	(2)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	1,185	1,153	1,237	348

* Representing an amount less than NIS 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

SEGMENT INFORMATION

	New Israeli Shekels
	Year ended December 31, 2010
	In millions
	Cellular segment	Fixed line segment	Elimination	Consolidated
Segment revenue - Services	5,555	107		5,662
Inter-segment revenue - Services	20	57	(77)
Segment revenue - Equipment	987	25		1,012
Total revenues	6,562	189	(77)	6,674

Segment cost of revenues – Services	3,174	133		3,307
Inter-segment cost of revenues- Services	57	20	(77)
Segment cost of revenues - Equipment	751	35		786
Cost of revenues	3,982	188	(77)	4,093
Gross profit (loss)	2,580	1		2,581

Operating expenses	760	25		785
Other income	64			64
Operating profit (loss)	1,884	(24)		1,860
Adjustments to presentation of EBITDA
–depreciation and amortization	633	36		669
–Impairment of intangible assets	16			16
–other	25			25
EBITDA	2,558	12		2,570
Reconciliation of EBITDA to profit before tax
- Depreciation and amortization				(669)
- Impairment of intangible assets				(16)
- Finance costs, net				(181)
- Other				(25)
Profit before income tax				1,679

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

SEGMENT INFORMATION

	New Israeli Shekels
	Year ended December 31, 2009
	In millions
	Cellular segment	Fixed line segment	Elimination	Consolidated
Segment revenue - Services	5,369	55		5,424
Inter-segment revenue - Services	11	33	(44)
Segment revenue - Equipment	628	27		655
Total revenues	6,008	115	(44)	6,079

Segment cost of revenues – Services	3,091	115		3,206
Inter-segment cost of revenues- Services	33	11	(44)
Segment cost of revenues - Equipment	518	46		564
Cost of revenues	3,642	172	(44)	3,770
Gross profit (loss)	2,366	(57)		2,309
Operating expenses	626	51		677
Other income	69			69
Operating profit (loss)	1,809	(108)		1,701
Adjustments to presentation of EBITDA
-depreciation and amortization	552	25		577
–other	26			26
EBITDA	2,387	(83)		2,304
Reconciliation of EBITDA to profit before tax
- Depreciation and amortization				(577)
- Finance costs, net				(176)
- Other				(26)
Profit before income tax				1,525

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

RECONCILIATION BETWEEN OPERATING CASH FLOWS AND EBITDA

	New Israeli shekels				Convenience translation into U.S. dollars
	12 month period ended December 31		3 month period ended December 31		12 month period ended December 31,	3 month period ended December 31,
	2010	2009	2010	2009	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Net cash provided by operating activities	1,958	1,753	551	428	552	155

Liability for employee rights upon retirement	(8)	(1)	1		(2)
Accrued interest and exchange and linkage differences on long-term liabilities	(160)	(167)	(68)	(26)	(45)	(19)
Increase (decrease) in accounts receivable:
Trade	214	229	92	63	60	26
Other, including derivative financial instruments	34	16	29	(17)	10	8
Decrease (increase) in accounts payable and accruals:
Trade	40	(43)	(37)	61	11	(10)
Shareholder – current account	(38)	17	(37)	16	(11)	(10)
Other	(15)	(43)	(15)	(17)	(4)	(4)
Income tax paid	426	339	118	49	120	33
Increase (decrease) in inventories	(57)	33	(14)	11	(16)	(4)
Increase in Assets Retirement Obligation	(1)	1
Financial Expenses	177	170	44	40	49	12
EBITDA	2,570	2,304	664	608	724	187

* The convenience translation of the New Israeli Shekel (NIS) figures into US dollars was made at the exchange prevailing at December 31, 2010 : US $1.00 equals 3.549 NIS.

** Financial expenses excluding any charge for the amortization of pre-launch financial costs.

PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)

   INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli shekels				Convenience translation into U.S. dollars
	Year ended December 31		3 month period ended December 31		Year ended December 31,	3 month period ended December 31,
	2010	2009	2010	2009	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions (except per share data)
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)	2,384	2,092	669	477	672	188
Income tax paid	(426)	(339)	(118)	(49)	(120)	(33)
Net cash provided by operating activities	1,958	1,753	551	428	552	155

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(361)	(526)	(152)	(97)	(102)	(43)
Acquisition of intangible assets	(105)	(231)	(27)	(64)	(30)	(8)
Advance payment in respect of the acquisition of 012 smile	(30)		(30)		(9)	(9)
Interest received	5	1	2	1	1	1
Proceeds from derivative financial instruments, net	5	24	(1)	(7)	1	*
Net cash used in investing activities	(486)	(732)	(208)	(167)	(139)	(59)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees	16	37	8	13	5	2
Dividend paid	(1,209)	(986)	(572)	(515)	(341)	(161)
Capital reduction	(1,400)				(394)
Repayment of finance lease	(3)	(7)	(1)	(1)	(1)	*
Interest paid	(118)	(89)	(58)	(21)	(33)	(16)
Current borrowing received (repaid), net		(20)
Non-current bank borrowings received	1,000	300	500	300	282	141
Proceeds from issuance of notes payable, net of issuance costs	990	446		446	279
Repayment of notes payable	(756)	(557)	(382)	(187)	(213)	(108)
Net cash used in financing activities	(1,480)	(876)	(505)	35	(416)	(142)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(8)	145	(162)	296	(3)	(46)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	329	184	483	33	93	136
CASH AND CASH EQUIVALENTS AT END OF PERIOD	321	329	321	329	90	90

* Representing an amount less than 1 million

PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)

   INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
Appendix - Cash generated from operations and supplemental information

	New Israeli shekels				Convenience translation into U.S. dollars
	Year ended December 31		3 month period ended December 31		Year ended December 31,	3 month period ended December 31,
	2010	2009	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions (except per share data)
Cash generated from operations:
Profit for the period	1,243	1,141	304	294	350	86
Adjustments for net income for the period:
Depreciation and amortization	669	577	196	163	188	55
Impairment of intangible assets	16				5
Employee share based compensation expenses	23	22	6	7	6	2
Liability for employee rights upon retirement, net	8	1	(1)		2	*
Finance costs, net	53	84	14	10	15	4
Gain (loss) from change in fair value of derivative financial instruments	6	(18)	8	4	2	2
Interest paid	118	89	58	21	33	16
Interest received	(5)	(1)	(2)	(1)	(1)	(1)
Deferred income taxes	18	63	4	21	5	1
Income tax paid	426	339	118	49	120	33
Capital loss on sale of property and equipment	3	3	3	1	1	1
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	(214)	(229)	(92)	(63)	(60)	(26)
Other	(40)	2	(37)	13	(11)	(10)
Increase (decrease) in accounts payable and accruals:
Parent group- trade	38	(17)	37	(16)	11	10
Trade	(40)	43	37	(61)	(11)	10
Other payables	27	6		6	7
Provisions	(8)	34	13	6	(2)	4
Deferred revenue	(5)	8	1	5	(1)	*
Current income tax payable	(9)	(22)	(12)	29	(3)	(3)
Decrease (increase) in inventories	57	(33)	14	(11)	16	4
Cash generated from operations:	2,384	2,092	669	477	672	188

* Representing an amount less than 1 million

At December 31, 2010 and 2009, trade payables include NIS 220 million ($62 million) (unaudited) and NIS 179 million (unaudited) in respect of acquisition of fixed assets, respectively.

These balances will be given recognition in these statements upon payment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Emanuel Avner
Name: Emanuel Avner
Title: Chief Financial Officer

Dated: February 23, 2011